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                                                                     Page 1 of 5

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. )*

                             CompuCredit Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   204 78N 100
                             ---------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           / /     Rule 13d-1(b)
           / /     Rule 13d-1(c)
           /X/     Rule 13d-1(d)

-----------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 5

CUSIP No.       204 78N 100

--------------------------------------------------------------------------------
(1)      Names of reporting persons
         I.R.S. Identification No. of above persons (entities only)

         BRAVO TRUST TWO
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group*
                                                          (a)  / /
                                                          (b)  / /
--------------------------------------------------------------------------------
(3)      SEC use only
--------------------------------------------------------------------------------
(4)      Citizenship or place of organization

         GEORGIA
--------------------------------------------------------------------------------
                    (5)      Sole Voting Power
                             7,168,957
Number of           ------------------------------------------------------------
Shares
Beneficially        (6)      Shared Voting Power
Owned by                     0
Each                ------------------------------------------------------------
Reporting           (7)      Sole Dispositive Power
Person                       7,168,957
With                ------------------------------------------------------------
                    (8)      Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
(9)      Aggregate amount beneficially owned by each reporting person
         7,168,957
--------------------------------------------------------------------------------
(10)     Check box if the aggregate amount in row (9) excludes certain
         shares   / /
--------------------------------------------------------------------------------
(11)     Percent of class represented by amount in row (9)

         17.9
--------------------------------------------------------------------------------
(12)     Type of reporting person

         OO
--------------------------------------------------------------------------------

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                                                                     Page 3 of 5

ITEM 1.

         (A)      NAME OF ISSUER

                  CompuCredit Corporation

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  One Ravinia Drive, Suite 500
                  Atlanta, Georgia 30346

ITEM 2.

         (A)      NAME OF PERSON FILING

                  The name of the person filing this statement is Bravo Trust Two, a trust of which David G. Hanna is the sole trustee and Mr. Hanna and members of his immediate family are the beneficiaries.

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE c/o CompuCredit Corporation
                   One Ravinia Drive, Suite 500
                   Atlanta, Georgia 30346

         (C)      CITIZENSHIP

                  Bravo Trust Two is a trust organized under the laws of the State of Georgia.

         (D)      TITLE OF CLASS OF SECURITIES

                  Common Stock, no par value per share

         (E)      CUSIP NUMBER

                  204 78N 100

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned:7,168,957 shares as of December 31,
                  1999

         (b)      Percent of Class: 17.9


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                                                                     Page 4 of 5

                  The above percentage is based upon the 40,051,392 shares of common stock outstanding as of December 31, 1999.

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 7,168,957 shares

                  (ii) shared power to vote or to direct the vote: None

                  (iii) sole power to dispose or to direct the disposition of:
                  7,168,957 shares

                  (iv) shared power to dispose or to direct the disposition of:
                  None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATIONS

         Not Applicable.


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                                                                     Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000

                                      BRAVO TRUST TWO

                                      /s/ David G. Hanna
                                      -------------------------------------
                                      By: David G. Hanna, Trustee